

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

July 11, 2017

VIA E-mail
Mr. W. Robert Berkley Jr.
Chief Executive Officer and President
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, Connecticut 06830

    Re: W. R. Berkley Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2016
           Filed February 28, 2017
           File No. 001-15202

Dear Mr. Berkley:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Sharon M. Blume

                    Sharon M. Blume
                    Accounting Branch Chief
                    Office of Healthcare and Insurance